Wilmington Trust Company Rodney Square North 1100 North Market Street Wilmington, DE 19890-0001

VIA EDGAR
September 14, 2007
Christian N. Windsor
Special Counsel
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Wilmington Trust Corporation Definitive 14A Filed March 8, 2007 File No. 01-14659
Dear Mr. Windsor:
In accordance with our telephone conversation on Wednesday, this is to notify to you that our response to the comment letter on executive compensation disclosure which we received from the Securities and Exchange Commission on August 21, 2007 will not be finalized by September 21, 2007. We will provide you with our response to that comment letter on or prior to October 12, 2007.
Please feel free to call me if you have any questions.
Very truly yours,
/s/ Gerard A. Chamberlain
Gerard A. Chamberlain
Vice President and Counsel
Wilmington Trust Company
(302) 651-1268 Phone
(302) 651-8010 Fax
gchamberlain@wilmingtontrust.com